Exhibit 21.1

The following is a list of the Company’s subsidiaries.

One Horizon Group plc(1)	United Kingdom
Horizon Globex GmbH(2)	Switzerland
Abbey Technologies GmbH(2)	Switzerland
One Horizon Group Pte Limited(2)(3)	Singapore
One Horizon Hong Kong Limited(2)	Hong Kong

(1)           As of April 29, 2013, this entity is 99% owned by the Company.  Having received share exchange acceptances in excess of 90% of the One Horizon Group plc shares, the Company intends to exercise its rights in accordance with Sections 974 to 991 (inclusive) of the Companies Act 2006 to acquire compulsorily the remaining One Horizon Group plc shares in respect of which acceptances have not been received to date.  Upon such act, One Horizon Group plc will be a wholly-owned subsidiary of the named registrant, One Horizon Group, Inc.

(2)           This is a wholly-owned subsidiary of One Horizon Group plc.

(3)           This subsidiary is currently inactive.